

06016463



DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

August 22, 2006

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

SUPPL

Dear Sirs/Mesdames:

Re: News Release dated August 22, 2006

Enclosed is a copy of our News Release dated August 22, 2006 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure

C:\Dentonia\Form\Sec-news.doc



DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

August 22, 2006 For Immediate Release

DIRECTOR GERALD CARLSON RESIGNS

Due to other commitments, Gerald Carlson has resigned as a director and a member of the audit committee of Dentonia Resources Ltd. ("Dentonia"), effective Friday, August 18, 2006.

Gerald Carlson, Ph.D., P. Geo, has agreed, at the request of Dentonia, to offer his services as a consultant, from time to time, as such services are required by Dentonia.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.